SCHEDULE 14A

Information Required in Proxy Statement

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☐
Check the appropriate box:

    ☒   Preliminary Proxy Statement
    ☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    ☐   Definitive Proxy Statement
    ☐   Definitive Additional Materials
    ☐   Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

Gold Crest Mines, Inc.
[Name of Registrant as Specified In Its Charter]

N/A

[Name of Person(s) Filing Proxy Statement if other than the Registrant]

Payment of Filing Fee (Check the appropriate box):

☐ $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or Item 22(a)(2) of Schedule 14A.

☐ $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

☒   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    1.   Title of each class of securities to which transaction applies: None
    2.   Aggregate number of securities to which transaction applies: None
    3.   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $0- no fee is payable pursuant to Rule 0-11(c)(ii)
    4.   Proposed maximum aggregate value of transaction: N/A
    5.   Total fee paid: $0.00

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

    1.   Amount Previously Paid: N/A
    2.   Form, Schedule or Registration Statement No.: N/A
    3.   Filing Party: N/A
    4.   Date Filed: N/A

GOLD CREST MINES, INC
10807 East Montgomery Dr., Suite #1
Spokane, Washington 99206

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be Held on December 18, 2007

Dear Shareholder:

We are pleased to invite you to attend the Special Meeting of Shareholders of Gold Crest Mines, Inc., which will be held at 8:30 a.m., local Spokane time, on December 18, 2007, at 601 West Main Avenue, Basement Conference Room "A", Spokane, Washington, 99201. The primary business of the meeting will be to:

- Consider and vote upon the Company's 2007 Stock Plan (See "2007 Stock Plan").

- Transact such other business as may properly come before the meeting or any adjournment thereof.

Only Shareholders of record on the books of the Company at the close of business on NOVEMBER 2, 2007, the record date fixed by the Board of Directors, are entitled to notice of and to vote at the Special Meeting and at any postponements or adjournments thereof.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. You are therefore urged to complete, date and sign the accompanying Proxy and mail it in the enclosed postage-paid envelope as promptly as possible. Your Proxy is revocable, either in writing or by voting in person at the Special Meeting, at any time prior to its exercise. Thank you for your timely response.

We look forward to seeing you at the Special Shareholders' Meeting on December 18, 2007.

Sincerely,

Thomas H. Parker

President & CEO

GOLD CREST MINES, INC.
10807 East Montgomery Dr., Suite #1
Spokane Washington 99206
Tel: (509) 893-0171

PROXY STATEMENT
Relating to
Special Meeting of Shareholders
To be held on December 18, 2007

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Gold Crest Mines, Inc. (the "Company"), to holders of shares of the Company's $0.001 par value Common Stock (the "Common Stock") in connection with the solicitation by the Board of Directors of Proxies to be voted at the Special Meeting of Shareholders of the Company to be held on December 18, 2007, and any postponements or adjournments thereof (the "Special Meeting"), for purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement is first being mailed to the Shareholders on or about November 30, 2007.

Management is the record and beneficial owner of 25,920,227 shares (approximately 32.94%) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders.

PURPOSE OF THE SPECIAL MEETING

Approval of 2007 Stock Plan

To consider and vote upon the 2007 Stock Plan (See "2007 Stock Plan").

Other Business

To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

As your vote is important, it is required that you complete and sign the enclosed proxy card and mail it promptly in the postage-paid return envelope provided. Shares cannot be voted at the meeting unless the owner is present to vote or is represented by Proxy.

VOTING AT SPECIAL MEETING

1.   **Record Date.** The Board of Directors of the Company has fixed the close of business on November 2, 2007, as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Special Meeting. At the close of business on that date, the Company had 74,086,328 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Special Meeting. Proxies that are submitted but are not voted for or against (whether by abstentions, broker nonvotes, or otherwise) will be treated as present for all matters considered at the meeting.

2. **Solicitation of Proxies.** The accompanying Proxy is solicited on behalf of the Board of Directors of the Company and the cost of solicitation will be borne by the Company. Following the original mailing of the Proxies and soliciting materials, directors, officers and employees of the Company may, but do not presently intend to, solicit Proxies by mail, telephone, telegraph, or personal interviews. The Company may request brokers, custodians, nominees, and other record holders to forward copies of the Proxies and soliciting materials to persons for whom they hold shares of the Company and to request authority for the exercise of Proxies. In such cases, the Company will reimburse such holders for their reasonable expenses. The Company intends to utilize the services of Columbia Stock Transfer Company to assist in proxy solicitation.

3. **Revocation of Proxy.** Any Proxy delivered in the accompanying form may be revoked by the person executing the Proxy by written notice to that effect received by the Secretary of the Company at any time before the authority thereby granted is exercised, by execution of a Proxy bearing a later date presented at the meeting, or by attendance of such person at the Special Meeting.

4. **How Proxies will be Voted.** Proxies received by the Board of Directors in the accompanying form will be voted at the Special Meeting as specified therein by the person giving the Proxy. If no specification is made with respect to the matters to be voted upon at the meeting, the shares represented by such Proxy will be voted for approval of the 2007 Stock Plan. All shares represented by valid Proxy will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting. However, the Board of Directors does not know of any matters to be considered at the meeting other than those specified in the Notice of Meeting.

5. **Voting Power.** Shareholders of the Common Stock of the Company are entitled to one vote for each share held.

6. **Principal Shareholders.** The following tables set forth information, as of the record date, regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock and the number and percentage of shares of Common Stock held by each director and executive officer of the Company and by the directors and officers as a group.

Certain Beneficial Owners

The following table sets forth information as of November 2, 2007, regarding the names and shareholdings of any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class [1]
Common	John P. Ryan	4,000,000	5.40%[1]
Common	Frank D. Duval	6,533,750[2]	8.56%[3]
Common	Terrence J. Dunne	9,676,464[4]	12.77%[5]
Common	Howard Crosby [6]	6,000,000[7]	7.91%[8]

[1] Based on 74,086,328 shares issued and outstanding

[2] Includes immediately exercisable options/warrants to acquire 2,250,000 shares of stock

[3] Based on 76,336,328 shares which assumes the exercise of 2,250,000 options/warrants

[4] Includes immediately exercisable options/warrants to acquire 1,660,000 shares of stock

[5] Based on 75,746,328 shares which assumes the exercise of 1,660,000 options/warrants

[6] Includes 3,000,000 shares owned by Cork Investments, Inc. and 1,000,000 shares owned by Freedom & Liberty foundation both of which are controlled by Mr. Crosby

[7] Includes immediately exercisable options/warrants to acquire 1,750,000 shares of stock

[8] Based on 75,836,328 shares which assumes the exercise of 1,750,000 options/warrants

Management

Security Ownership of Management

The following table sets forth certain information as of November 2, 2007, regarding the number and percentage of shares of common stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Common	Thomas H. Parker	1,820,000[2]	2.44%.[3]
Common	Howard M. Crosby [4]	6,000,000[5]	7.91%[6]
Common	Bobby E. Cooper	1,700,000[7]	2.29%[8]
Common	Thomas Loucks	1,250,000[9]	1.69% [10]
Common	Fred Brackebusch [11]	1,950,800	2.63%[1]
Common	Gerald G. Booth	400,000[12]	0.54%[13]
Common	Robert W. O'Brien	2,772,963	3.74% [1]
Common	Terrence J. Dunne	9,676,464[14]	12.77%[15]
Common	Christopher Dail	350,000[16]	0.47%[17]
Common	Total of all executive officers and directors (9 individuals)	25,920,227[18]	32.94%[19]

[1] Based on 74,086,328 shares issued and outstanding

[2]   Includes immediately exercisable options/warrants to acquire 590,000 shares of stock

[3]   Based on 74,676,328 shares which assumes the exercise of 590,000 options/warrants

[4]   Includes 3,000,000 shares owned by Cork Investments, Inc. and 1,000,000 shares owned by Freedom & Liberty foundation all of which are controlled by Mr. Crosby

[5]   Includes immediately exercisable options/warrants to acquire 1,750,000 shares of stock

[6]   Based on 75,836,328 shares which assumes the exercise of 1,750,000 options/warrants

[7]   Includes immediately exercisable warrants to acquire 250,000 shares of stock

[8]   Based on 74,336,328 shares which assumes the exercise of 250,000 warrants

[9]   Includes immediately exercisable warrants to acquire 50,000 shares of stock

[10] Based on 74,136,328 shares which assumes the exercise of 50,000 warrants

[11] Shares held by New Jersey Mining Company. Mr. Brackebusch is President and a controlling shareholder of that Company

[12] Includes immediately exercisable options to acquire 100,000 shares of stock

[13] Based on 74,186,328 shares which assumes the exercise of 100,000 options

[14] Includes immediately exercisable options/warrants to acquire 1,660,000 shares of stock

[15] Based on 75,746,328 shares which assumes the exercise of 1,660,000 options/warrants

[16] Includes immediately exercisable options to acquire 200,000 shares of stock

[17] Based on 74,286,328 shares which assumes the exercise of 200,000 options

[18] Includes immediately exercisable options/warrants to acquire 4,600,000 shares of stock

[19] Based on 78,686,328 shares which assumes the exercise of 4,600,000 options/warrants

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

7.   **Required Approvals.** By unanimous consent, the Board of Directors of the Company has adopted resolutions: (1) approving the Company's 2007 Stock Plan; and (2) recommending that the Company's Shareholders vote to approve the 2007 Stock Plan as submitted to the Shareholders for consideration at the Special Meeting of Shareholders.

8.   **Dissenters' Rights.** There are no dissenters' rights applicable to any matters to be considered at the Special Meeting.


MARKET PRICE OF COMMON EQUITY


The common stock is traded on the NASDAQ supervised OTCBB under the symbol "GCMN." The following table shows the high and low bid prices for the common stock for each quarter since January 1, 2005. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2005:		
First Quarter	Not Quoted	Not Quoted
Second Quarter	Not Quoted	Not Quoted
Third Quarter	Not Quoted	Not Quoted
Fourth Quarter	Not Quoted	Not Quoted

2006:

First Quarter	$ 0.25	$ 0.03
Second Quarter	$ 0.35	$ 0.15
Third Quarter	$ 0.65	$ 0.35
Fourth Quarter	$ 0.63	$ 0.49

2007

First Quarter	$ 0.64	$ 0.40
Second Quarter	$ 0.63	$ 0.50
Third Quarter	$ 0.55	$ 0.22

Holders

As of November 2, 2007 there were approximately 463 shareholders of record of the Company's Common Stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

EXECUTIVE OFFICERS AND DIRECTORS

Management

Executive Officers and Directors

The following information is provided as of the date of this proxy statement with respect to each executive officer and director of the Company:

Name	Position
Thomas H. Parker	President, Chief Executive Officer and Director
Howard M. Crosby	Director
Bobby E. Cooper	Director and Chairman of the Board
Thomas Loucks	Director
Fred Brackebusch	Director
Robert O'Brien	Director
Gerald G. Booth	Director
Terrence J. Dunne	Chief Financial Officer and Director
Christopher Dail	Vice President – Exploration

Board of Directors and Executive Officers

<u>Thomas H. Parker</u>. Mr. Parker has been the President, Chief Executive Officer and Director of the Company since March 2007. Mr. Parker has worked extensively in senior management positions in the mining industry for the past 40 years. From March 2006, until January 2007, Mr. Parker was the Chief Executive Officer and a Director of High Plains Uranium. From 1995 to March 2006, he was the Executive Vice President of Anderson and Schwab, a New York-based consulting firm where his clients included UBS Warburg and Norilsk Nickel. Prior to joining

Anderson and Schwab, he was President and Chief Executive Officer of Costain Coal Inc., a large coal company with over 2,000 employees that produced steam and metallurgical coal from January 1992, to September 1994. Earlier in his career, Mr. Parker managed coal mining operations for Arco Coal, Anaconda Minerals, and Kerr McGee, among others. From 1978 to 1981, he was director and project manager for Conoco's uranium joint venture with Cogema and the French government in Niger. Mr. Parker is a mining engineering graduate from the South Dakota School of Mines with a Master's Degree in mineral engineering management from Pennsylvania State University.

Howard M. Crosby. Mr. Crosby has served as a Director since August 2006, and served as the Company President From August 2006, until March 2007. Since 1989, Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory and public relations firm. Mr. Crosby received a B.A. degree from the University of Idaho. Mr. Crosby is also an officer and director of White Mountain Titanium Corporation, a publicly traded mining exploration company, High Plains Uranium, Inc., a Toronto Stock Exchange listed company, Sundance Diamonds Corporation, Dotson Exploration Company, Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines Company), and U.S. Silver Corporation, all of the latter being privately held companies.

Bobby E. Cooper. Mr. Cooper became a director of the Company in August 2006. Mr. Cooper has over thirty years of mining industry experience. Prior to retiring in 1997, he was the chief executive officer and president of Kennecott Corporation, a wholly-owned subsidiary of Rio Tinto (RTZ), both mining companies. Before being named chief executive officer and president, Mr. Cooper held various other positions with Kennecott since 1983, including chief operating officer and vice president of U.S. Mines. Mr. Cooper is currently a director of High Plains Uranium, a public company and 3L&T Corp., a private chemical company.

Thomas Loucks. Mr. Loucks has been a director of the Company since August 2006. Since 2004, Mr. Loucks has been the president and chief executive officer of Trend Mining Company, a publicly traded mineral exploration company. He worked as an independent consultant to junior mining and other resource companies from July 2000 until 2004. Mr. Loucks is a member of the Society of Economic Geologists, Inc. and the Society of Economic Geologists Foundation, Inc. He has a B.A. and an M.A. in geology from Dartmouth College and an M.B.A. from Stanford University.

Fred Brackebusch. Mr. Brackebusch has been a director of the Company since August 2006. Since 1996, Mr. Brackebush has been the President and a Director of New Jersey Mining Company. He has a B.S. and an M.S. in Geological Engineering both from the University of Idaho. He is a consulting engineer with extensive experience in mine development, mine backfill, mine management, permitting, process control and mine feasibility studies. He has over 25 years of experience in the Coeur d'Alene Mining District principally with Hecla Mining Co. He has been the principal owner of Mine Systems Design, Inc., a mining consulting business, since 1987. Mr. Brackebusch is also on the Board of Directors of Mascot Mines, Inc.

Robert O'Brien. Mr. O'Brien has served as a director of the Company since 2004. Mr. O'Brien graduated from Gonzaga University with a BA degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company, which publishes stock quotations for companies traded over-the-counter.

Gerald G. Booth. Mr. Booth, a director of the Company since January 2007, has over 40 years experience in mineral and natural gas exploration and development. Since 1998 he has been the President of G.G. Booth and Associates, a project management services company serving mining and petroleum clients, primarily in Alaska. Mr. Booth previously served as Vice President - Resources for Cook Inlet Regional Corporation (CIRI), the native corporation representing the Natives of south central Alaska. While with CIRI, Mr. Booth also served as President of North Pacific Mining Company, and President of Cook Inlet Production Company. Prior to his work with CIRI, Mr. Booth was employed with Teck Cominco for over 24 years as Manager, Alaska Exploration and Manager Alaska Operations during the 1970's and 1980's. Mr. Booth obtained a B.S. from Washington State University and is a member of the Society for Mining, Metallurgy and Exploration, the Northwest Mining Association, the Alaska Miners Association and the Resource Development Council for Alaska.

Terrence J. Dunne. Mr. Dunne is the Chief Financial Officer of the Company. Mr. Dunne serves as Chief Financial Officer and a Director of Daybreak oil and Gas, Inc. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses. Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Christopher Dail. Mr. Dail is the Company's Vice President of Exploration. Mr. Dail has 19 years of experience in the exploration and mining industry and government. Chris obtained his undergraduate training in geology at the University of Fairbanks, Old Dominion University and University of Idaho. During his career he has served in various capacities ranging from a field and mine geologist to VP exploration and operations for a number of major and junior mining companies. His most recent positions included serving as lead geologist for Cominco American's eastern U.S. exploration office, as a senior consultant and corporate officer for several Canadian junior exploration companies and as a mine permitting specialist for the USDA Forest Service. Mr. Dail is a member of the Northwest Mining Association, Alaska Miners Association, Geological Society of America and is a member and Certified Professional Geologist with the American Institute of Professional Geologists.

Board Committees

Audit Committee

Terrence Dunne, Gerald Booth and Fred Brackebusch comprise the Company's Audit Committee. The Audit Committee approves the selection of the Company's independent certified public accountants to audit the annual financial statements and review the quarterly financial statement, discusses with the auditors and approves in advance the scope of the audit and reviews, reviews management's administration of the system of internal controls, and reviews the Company's procedures relating to business ethics. The board of directors has determined that Fred Brackebusch is an "independent" director as that term is defined in Rule 4200(a) (14) of the NASD's listing standards. By year end the Company intends to replace one of the directors who are not independent with an independent director, such that a majority of the board is independent. The board of directors has also determined that Terrence Dunne meets the SEC definition of an "audit committee financial expert.

Nominating and Corporate Governance Committee

Gerald Booth, Bobby Cooper and Terrence Dunne comprise the Company's Nominating and Corporate Governance Committee. Mr. Cooper is an independent member of that Committee. The Corporate Governance and Nominating Committee is responsible for developing the Company's approach to corporate governance issues and compliance with governance rules. The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Company, including recommending director candidates, review of board procedures, size and organization, and monitoring of senior management with respect to governance issues. The committee is responsible for the development and implementation of corporate communications to ensure the integrity of the Company's internal control and management information systems. The purview of the Corporate Governance and Nominating Committee also includes the administration of the board's relationship with the management of the Company, monitoring the quality and effectiveness of the Company's corporate governance system and ensuring the effectiveness and integrity of the Company's communication and reporting to shareholders and the public generally.

Shareholder nominees are subject to the same consideration as nominees selected by the Committee or the Board. The Committee does not have a set policy for whether or how shareholders are to recommend nominees for consideration by the Board.

Director Independence

Messrs. Cooper, Loucks and Brackebusch are independent members of the board of directors as defined by NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2) respectively.

In determining the matter of independence, neither Messrs. Cooper, Loucks or Brackebusch had any transactions, relationships or arrangements with the Company prior to or after becoming directors of the Company except for becoming shareholders of the Company pursuant to the shares granted to each director as directors' fees, their investment participation in the Company's private placements on the same terms as all other investors in that offering. In determining the matter of director independence, the following matrix was utilized.

Director	Company Employee(1)	Compensation from Company (2)	Other Relationship (3)	Independent Director
Thomas H. Parker	Yes	Yes	No	No
Howard M. Crosby	No	No	Yes	No
Bobby E. Cooper	No	No	No	Yes
Thomas Loucks	No	No	No	Yes
Fred Brackebusch	No	No	No	Yes
Robert O'Brien	No	No	Yes	No
Gerald G. Booth	No	Yes	Yes	No
Terrence J. Dunne	No	Yes	Yes	No

(1)   a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(2)   a director who accepted or who has a Family Member who accepted any compensation from the company . . . in excess of $60,000 during any period of twelve

consecutive months within the three years preceding the determination of independence, other than the following:

        (i)   compensation for board or board committee service;

        (ii)   compensation paid to a Family Member who is an employee (other than an executive officer) of the company ; or

        (iii)   benefits under a tax-qualified retirement plan, or non-discretionary compensation

(3)   Other relationships include:

        (i)   a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities; or(ii) payments under non-discretionary charitable contribution matching programs.

        (ii)   a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

        (iii)   a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the company's audit at any time during any of the past three years.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

COMPENSATION OF DIRECTORS AND OFFICERS

Officers Compensation

The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past two calendar years ("Executive Officers"). Except as set forth below, no officer or Executive Officer of the Company received compensation in excess of $100,000 during the past two calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensa-tion	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert O'Brien, President	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Howard Crosby President	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Terrence J. Dunne, CFO	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Christopher Dail, VP-Exploration	2006	39,919	-0-	63,000	72,000	-0-	-0-	-0-	174,919

EMPLOYMENT CONTRACTS

Thomas H. Parker's executive compensation agreement is for a 2-year term commencing on March 1, 2007, and thereafter on a yearly basis, unless otherwise terminated on 30 days' notice. Mr. Parker's compensation is $150,000 for the initial year and $200,000 for the second year subject to adjustments for merit at the discretion of the Board. In addition, Mr. Parker was granted one million incentive stock options at an option price exercisable at $0.53 per share. Options to acquire 340,000 shares to vest immediately, options to acquire 330,000 shares to vest on March 31, 2008, and options to acquire 330,000 shares to vest on March 31, 2009. All of the options have a term of 5 years from the date of vesting. Upon termination by the Company without cause, Parker is entitled to 18 months' of his then current salary. There is a termination for cause provision. A change in control of the Company, to be defined in the agreement, triggers a lump sum payment to Mr. Parker equal to eighteen months' of his then current salary.

Other than the employment agreements with Thomas H. Parker and Christopher Dail, we are not a party to any contracts and have not entered into any plans or arrangements that require compensation to be paid to any of the Named Executive Officers or Directors in the event of:

   a.   resignation, retirement or any other termination of employment with us;
   b.   a change of control of our company; or
   c.   a change in the director, officer or employee responsibilities following a change of control.

Director Compensation

The following table sets forth information concerning the compensation of directors during the fiscal year ended December 31, 2006.

Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert O'Brien						$ 118,000	$ 118,000
Bobby E. Cooper						$ 118,000	$ 118,000
Thomas Loucks						$ 118,000	$ 118,000
Fred Brackebush						$ 118,000	$ 118,000
Terrence J. Dunne						$ 118,000	$ 118,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no other transactions or series of transactions or proposed transactions during the last two years to which the Company is a party in which any director, executive officer or beneficial owner of five percent or more of the Company's common stock had an interest.

Directors receive reimbursement for out-of-pocket costs incurred relating to attendance at directors' meetings. The only arrangements that we have, standard or otherwise, pursuant to which directors are compensated by us for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, are the issuance of stock options. Since the end of the most recently completed financial year, we have not issued any incentive stock options to any of our directors.

PROPOSALS SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE SPECIAL MEETING OF SHAREHOLDERS:

CONSIDERATION OF 2007 STOCK PLAN

Discussion

The Board of Directors adopted the Gold Crest Mines, Inc. 2007 Stock Plan in June of 2007. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Plan provides for awards of restricted stock, Incentive Stock Options (ISOs) (pursuant to Internal Revenue code § 422) and Nonqualified Stock Options (NSOs). In general, ISOs have more favorable tax consequences to employees than NSOs. Assuming that option shares are held for the requisite period, employees will be taxed at the capital gain rates on exercise of an ISO, rather than the ordinary income tax rates, plus employment taxes, on exercise of a NSOs. In addition, the time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares, resulting in further time-based savings if such shares are not sold. On the other hand, NSOs have some tax benefits to the corporation, in the form of a tax deduction to the corporation at the time of exercise by the employee, but the corporation does have withholding tax obligations for NSOs and shares in employment taxes. The following is a non-exhaustive list of some of the characteristics of ISOs and NSOs:

ISOs:
* Eligible: only employees
* Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption
* Exercise Price: must be at least fair market value ("FMV") (110% of FMV if employee owns more than 10% of corporation)
* Termination of Employment: exercise must be within six (6) months of termination of employment
* Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation)
* Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant)
* Holding: if stock is sold within 1 year of exercise or 2 years of date of grant, option will be taxed much like a NSO

NSOs:
* Eligible: employees and certain non-employees (e.g., consultants/advisors)
* Exercise Price: can be more than, less than or equal to FMV (although discounted options may have adverse accounting consequences)

In addition to meeting the requirements of the Internal Revenue Code as an incentive stock option, the Plan also meets the requirements of rule 16(b)-3 of the Securities and Exchange Commission. Officers and directors of a corporation that has adopted an employee stock plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without having to be concerned about short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

The plan provides that it shall be approved by the shareholders of the Company within 12 months after the date the plan is adopted by the board of directors. Although shareholder approval of the plan is not required under the applicable Nevada Statutes, it is required under Section 422 of the Internal Revenue Code of 1986.

The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the

Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue under the Plan adopted by the Company shall not exceed 12,000,000 shares no more than 4,000,000 of which may be ISO.

Board Recommendation

The board of directors recommends that shareholders vote FOR approval of the Gold Crest Mines, Inc., 2007 Stock Plan.

Other Business

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than those described above. However, should other business properly be brought before the Special Meeting, the proxies will be voted thereon at the discretion of the persons acting thereunder.

ADDITIONAL SHAREHOLDER INFORMATION

A shareholder of record may obtain a copy of the Company's annual, quarterly and current reports as filed with the Security and Exchange Commission, without cost, upon written request to the Secretary of the Company at the following address: 10807 East Montgomery Dr., Suite #1 Spokane, Washington 99206. The Company's Form 10SB and other reports required to be filed under the Securities Exchange Act of 1934 may also be accessed at SEC's website at www.sec.gov.

By Order of the Board of Directors,

Thomas H. Parker,

  President and CEO

EXHIBIT 1

GOLD CREST MINES, INC.

2007 STOCK PLAN

1.   Establishment and Purposes of the Plan.   The purposes of the Gold Crest Mines, Inc., 2007 Stock Plan ("the Plan") are to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive to Employees, Directors and Consultants; and to promote the success of the Company's business.   The Plan seeks to achieve these purposes by providing for awards in the form of Restricted Common Stock or Options granted under the Plan (which may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant).

2.   Definitions. As used herein, the following definitions shall apply:

a.   "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

b.   "Affiliate" means any entity other than a Subsidiary if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

c.   "Applicable Laws" means the requirements relating to the administration of stock option plans under federal and state corporate laws, federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

d.   "Award" means any award of an Option or a Restricted Share under the Plan.

e.   "Board" means the Board of Directors of the Company.

f.   "Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a "Transaction") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(x)(iii), the corporation or other business entity to which the assets of the Company were transferred (the "Transferee"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

g.   "Code" means the Internal Revenue Code of 1986, as amended.

h.   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

i.   "Common Share" means one share of the common stock of the Company.

j.   "Company" means Gold Crest Mines, Inc., a Nevada corporation, or any successor thereof.

k.   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary; provided, the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

l.   "Director" means a member of the Board.

m.   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

n.   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company; or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

o.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

p.   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

    i.   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

ii.   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

iii.   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

q.   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

r.   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

s.   "Option" means a stock option granted pursuant to the Plan.

t.   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

u.   "Optioned Stock" means the Common Stock subject to an Option.

v.   "Optionee" means the holder of an outstanding Option granted under the Plan.

w.   "Outside Director" means a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 2(h).

x.   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

y.   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

z.   "Plan" means this Gold Crest Mines, Inc., 2007 Stock Plan.

aa.   "Restricted Common Stock" means a Common Share awarded under the Plan.

bb.   "Restricted Stock Agreement" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

cc.   "Service Provider" means an Employee, Director or Consultant.

dd. "Share" means a share of the Common Stock, as adjusted in accordance with Section 13 below.

ee. "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Twelve Million (12,000,000) Shares. The Shares may be authorized but unissued or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon the grant of Restricted Common Stock or the exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 13, in no event shall more than four million (4,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4. Administration of the Plan.

a. The Plan shall be administered by the Board or a Committee appointed by the Board.

b. Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

i. to determine the Fair Market Value;

ii. to select the Service Providers to whom Options may from time to time be granted hereunder;

iii. to determine the number of Shares to be covered by each such Option granted hereunder;

iv. to approve forms of agreement for use under the Plan;

v. to determine the terms and conditions of any Restricted Common Stock grant or Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, method of payment of exercise price including cashless exercise provisions, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Restricted Common Stock grant, Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

vi. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

vii. to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

viii. to construe and interpret the terms of the Plan and Restricted Common Stock and Options granted pursuant to the Plan.

c. <u>Effect of Administrator's Decision</u>. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees and Optionees.

5. <u>Eligibility</u>. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. <u>Limitations</u>.

a. <u>Incentive Stock Option Limit</u>. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

b. <u>At-Will Employment</u>. Neither the Plan nor any Option shall confer upon any Grantee or Optionee any right with respect to continuing the Grantee or Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. <u>Term of Plan</u>. Subject to shareholder approval in accordance with Section 19, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 15, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8. <u>Term of Option</u>. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the

Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

a.   Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

i.   In the case of an Incentive Stock Option

A.   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

B.   granted to any other Employee, the per Share exercise price shall be not less than 100% of the Fair Market Value per Share on the date of grant.

ii.   In the case of a Nonstatutory Stock Option, the per Share exercise price shall be not less than 100% of the Fair Market Value per Share on the date of grant.

iii.   Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b)   Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under any cashless exercise program as may be adopted by the Administrator from time to time, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider, among other things, if acceptance of such consideration may be reasonably expected to benefit the Company. .

10.   Exercise of Option.

a.   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

b.   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

c.   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

d.   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised for a period of one year from the Optionee's death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to

Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   Limited Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   Common Stock.

   a.   Restricted Stock Agreement. Each grant of Restricted Common Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

   b.   Payment for Awards. Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents and past services. To the extent that an Award consists of newly issued Restricted Shares, the consideration shall consist exclusively of cash, cash equivalents or past services rendered to the Company.

   c.   Vesting Conditions. Each award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

   d.   Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions

23

as the Award with respect to which the dividends were paid.

13.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

a.   <u>Changes in Capitalization</u>. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

b.   <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

c.   <u>Change in Control</u>. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

14.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15.   Amendment and Termination of the Plan.

a.   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

b.   Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

c.   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

16.   Conditions Upon Issuance of Shares.

a.   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

b.   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19.   Registration. of Shares. The Company may, but shall not be required to, register the Stock Subject to the Plan pursuant to a Registration Statement of Form S-8, if applicable. In such event the Company shall not be required to include any Restricted Common Stock or shares issued upon exercise of Options prior to the effective date of the Form S-8.

20.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Until the receipt of such shareholder approval, no Stock Options granted hereunder may be exercised.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Gold Crest Mines, Inc., 2007 Stock Plan as duly adopted by the Board on June 19, 2007.

———————————————
Terrence J. Dunne, Secretary

PROXY
GOLD CREST MINES, INC.
10807 East Montgomery Dr., Suite #1
Spokane Valley, Washington 99206
Tel: (509) 893-0171

The undersigned hereby appoints Thomas H. Parker and Terrence J. Dunne, or either of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all of the shares of Common Stock of Gold Crest Mines, Inc. held on record by the undersigned on November 2, 2007 at the Special Meeting of Shareholders to be held December 18, 2007, or any adjournment thereof.

1. Approval of 2007 Gold Crest Mines, Inc Stock Option Plan.

For   Against   Abstain

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Yes   No

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted for each proposal.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED: _____

SIGNATURE: _____

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE